AM
3/18/2002

02021436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 07 2002 143

SEC FILE NUMBER
8-41477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLDEN FINANCIAL SERVAICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 EAST PENN STREET
(No. and Street)

LONG BEACH, NY 11561
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT GOLDEN 516-889-6933
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL GAYNES
(Name *if individual, state last, first, middle name*)

54 SUNNYSIDE BLVD., PLAINVIEW, NY 11803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/20/02
SS

OATH OR AFFIRMATION

I, ROBERT GOLDEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLDEN FINANCIAL SERVICES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAVID GOLDEN
Notary Public, State of New York
No. 30-4612681
Qualified in Nassau County
Commission Expires 9-30-05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NA
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA
DEBORAH CAPUTO, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Golden Financial Services, Inc.

I have audited the accompanying statement of financial condition of Golden Financial Services, Inc. as of December 31, 2001, the related statements of income, statement of changes in stockholders' equity, changes in subordinated borrowings and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Financial Services, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PAUL GAYNES, CPA
Paul Gaynes

Plainview, NY
February 1, 2002

GOLDEN FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Exhibit A

ASSETS

Current Assets		
Cash - Checking account		$14,592
Cash - Money market account		17,524
Accounts receivable		3,461
Total Current Assets		$ 35,577
FIXED ASSETS		
Fixed Assets - At Cost - Net of accumulated depreciation of $ 7,688 (Note 2)	221	
Investment in NASDAQ stock and warrants	46,100	
Total Fixed Assets		46,321
TOTAL ASSETS		$ 81,898

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Taxes payable		767
Total Liabilities		$ 767
STOCKHOLDERS' EQUITY		
Capital Stock - Without par value:		
(Note 1) Authorized - 200 shares	$ 12,000	
Additional paid in capital	14,800	
Retained earnings - Exhibit D	54,331	
Total Stockholders' Equity		81,131
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 81,898

The accompanying notes are an integral part of this statement.

GOLDEN FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Exhibit B

INCOME		
Broker/dealer commissions		$ 39,164
Financial planning, insurance and tax preparation		24,531
Interest income - Money market account		112
TOTAL INCOME		$ 63,807
EXPENSES		
Officer's salary	$ 9,600	
Licenses & fees	1,816	
Office expense	484	
Dues & subscriptions	275	
Advertising	414	
Utilities & telephone	1,399	
Rent	4,500	
Legal & audit	900	
Computer software & data services	413	
Insurance	460	
NYS franchise tax	100	
Payroll taxes	850	
Depreciation - (Note 2)	1,107	
Miscellaneous	537	
Total Expenses		22,855
NET INCOME		$ 40,952

The accompanying notes are an integral part of this statement.

GOLDEN FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 40,952
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,107	
Changes in assets & liabilities:		
Decrease in commissions receivable	1,509	
Increase in accounts payable & taxes payable	631	
		3,247
Net Cash Used In Operating Activities		$ 44,199
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	$ 22,325	
Net Cash Used in Financing Activities		22,325
NET INCREASE IN CASH & CASH EQUIVALENTS		$ 21,874
CASH & CASH EQUIVALENTS - JANUARY 1, 2001		10,242
CASH & CASH EQUIVALENTS - DECEMBER 31, 2001		$ 32,116

The accompanying notes are an integral part of this statement.

GOLDEN FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Exhibit D

Retained earnings - January 1, 2001	$ 35,379
Net income for the year ended December 31, 2001	40,952
	$ 76,331
Less: Distributions to shareholder - (Note 2)	22,000
Retained Earnings - December 31, 2001	$ 54,331
Capital Stock - January 1, 2001	$ 12,000
Additional paid in capital	14,800
Capital December 31, 2001	$ 26,800

The accompanying notes are an integral part of this statement.

GOLDEN FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

The Company was incorporated in the State of New York on July 3, 1986. Two hundred shares of no par common stock were authorized and one hundred twenty shares were issued and remain outstanding at December 31, 2001.

On November 22, 1989, the Company became a member of the NASD and commenced operations as a broker-dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fixed assets are capitalized at cost. Depreciation of fixed assets is computed on the straight line method over an expected useful life.

No provision for corporate income tax has been made for Federal purposes. The Company elected to be treated as a subchapter-S corporation for both Federal and New York State income tax reporting. As a Subchapter-S corporation, the Company is exempt from Federal income tax as income or loss passes directly to the individual shareholder to be reported by his on his personal income tax returns.

Cash and cash equivalents for the purpose of reporting cash flows include cash and a money market account.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15-c3-1, paragraph ()a)(3), which requires the maintenance of minimum net capital and requires that the ratio shall not exceed 15 to 1. On November 24, 1992, the Securities and Exchange Commission (SEC) adopted significant amendments to the Net Capital Rule, Rule 15c3-1. The adopted amendments increased the required minimum net capital to $5,000.

At December 31, 2001, the Company had net capital of $34,810 which was $29,810 in excess of its required net capital of $5,000.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the reserve requirements of the Securities and Exchange Commission, pursuant to paragraph (K)(l) of SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

GOLDEN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL		
Total Stockholders' equity		$ 81,131
Less: Non-allowable assets:		
Fixed assets	$ 221	
Haircut on NASDAQ Warrants & Stock	46,100	46,321
NET CAPITAL		$ 34,810
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness		$ 767
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required		$ 511
Minimum dollar net capital requirement of reporting broker-dealer pursuant to paragraph (a)(3) under rule 15c3-1		$ 5,000
Excess net capital		$ 29,810
Excess net capital at 1000%		$ 34,733
Ratio: Aggregate indebtedness to net capital	.022	
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) Focus report.		$ 34,810
Net capital per above		34,810
Difference		NONE

No difference exists between the audited and unaudited financial statements.

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA
DEBORAH CAPUTO, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
Golden Financial Services, Inc.
Long Beach, New York

Gentlemen

In planning and performing my audit of the financial statements of Golden Financial Services, Inc. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Golden Financial Services, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15-c(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. And other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,

PAUL GAYNES, CPA

Plainview, New York
February 2, 2002